Filed by ViewPoint Financial Group, Inc.
Commission File No: 001-34737
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: LegacyTexas Group, Inc.
Commission File No: 001-34737

Forward-Looking Statements
When used in filings by ViewPoint Financial Group, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”), in the Company’s press releases or other public or shareholder communications, and in oral statements made with the approval of an authorized executive officer, the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “intends” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected, including, among other things, the expected cost savings, synergies and other financial benefits from the ViewPoint Financial Group, Inc.-LegacyTexas Group, Inc. merger might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters might be greater than expected, the requisite regulatory approvals and the approval of the shareholders of LegacyTexas Group, Inc. might not be obtained or other conditions to completion of the merger set forth in the merger agreement might not be satisfied or waived, changes in economic conditions, legislative changes, changes in policies by regulatory agencies, fluctuations in interest rates, the risks of lending and investing activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses, the Company’s ability to access cost-effective funding, fluctuations in real estate values and both residential and commercial real estate market conditions, demand for loans and deposits in the Company’s market area, the industry-wide decline in mortgage production, competition, changes in management’s business strategies and other factors set forth in the Company’s filings with the SEC.
The Company does not undertake – and specifically declines any obligation – to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.
Important Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The Company will be filing with the SEC a registration statement on Form S-4 concerning the merger. The registration statement will include a proxy statement/prospectus, which will be sent to the shareholders of LegacyTexas Group, Inc. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors will be able to obtain these documents free of charge at the SEC’s web site (www.sec.gov). In addition, documents filed with the SEC by the Company will be available free of charge by accessing the Company’s website (www.viewpointfinancialgroup.com, under “SEC Filings”) or by contacting Casey Farrell at (972) 801-5871. The directors, executive officers and certain other members of management and employees of the Company may be deemed to be participants in the solicitation of proxies in favor of the merger from the shareholders of LegacyTexas Group, Inc. Information about the directors and executive officers of the Company is included in the proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on April 10, 2013. The directors, executive officers and certain other members of management and employees of LegacyTexas Group, Inc. may also be deemed to be participants in the solicitation of proxies in favor of the merger from the shareholders of LegacyTexas Group, Inc. Information about the directors and executive officers of LegacyTexas Group, Inc. will be included in the proxy statement/prospectus for the merger.
Set forth below is the transcript from an investor conference call held by the Company on November 26, 2013. The presentation material referred to in the transcript was filed with the SEC on November 25, 2013 by the Company pursuant to Rule 425 under the Securities Act of 1933 under cover of a Current Report on Form 8-K.

ViewPoint Financial Group	VPFG	ViewPoint Financial Group and LegacyTexas Group Merger Call	Nov. 26, 2013
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PARTICIPANTS
Corporate Participants
Scott A. Almy – Chief Risk Officer, Executive VP & General Counsel, ViewPoint Financial Group
Kevin J. Hanigan – President, Chief Executive Officer & Director, ViewPoint Financial Group
Other Participants
Michael E. Rose – Analyst, Raymond James & Associates, Inc.
Brady Gailey – Analyst, Keefe, Bruyette & Woods, Inc.
Brett Rabatin – Analyst, Sterne, Agee & Leach, Inc.
Matt Olney – Analyst, Stephens, Inc.
Gary P. Tenner – Analyst, D.A. Davidson & Co.

MANAGEMENT DISCUSSION SECTION
Operator: Good morning, everyone, and welcome to the ViewPoint Financial Group Incorporated Merger with LegacyTexas Group Incorporated Conference Call. All participants will be in a listen-only mode. [Operator Instructions] After today’s presentation, there will be an opportunity for you to ask questions. [Operator Instructions] Please note today’s event is being recorded.

I would now like to turn the conference call over to Mr. Scott Almy, EVP and General Counsel. Mr. Almy, please go ahead.
Scott A. Almy, Chief Risk Officer, Executive VP & General Counsel
Thank you and good morning, everyone. Welcome to the ViewPoint Financial Group, Inc. conference call to discuss our exciting transaction with LegacyTexas. At this time, if you’re participating by webcast, please refer to the slide presentation available online, which includes our Safe Harbor Statement on slide 2. For those of you joining by phone, please note that the slide presentation, including the Safe Harbor Statement, is available on our website at viewpointfinancialgroup.com. All of the comments on this morning’s call are subject to that Safe Harbor statement.

I’m joined this morning by ViewPoint’s President, and CEO, Kevin Hanigan; Chairman, James McCarley; Interim CFO and Chief Accounting Officer, Kari Anderson; and Chief Credit Officer, Mark Williamson. We are also joined on this call this morning by our friends at LegacyTexas, Vice Chairman and CEO, George Fisk; Executive Vice President, Aaron Shelby; and Executive Vice President, Mays Davenport.

Mr. Hanigan will take all questions if time permits. And with that, I’ll turn it over to Kevin.
Kevin J. Hanigan, President, Chief Executive Officer & Director
Well, thank you, Scott, and good morning, everybody. Before I turn to the slide deck, and I’ll try to not to read every bullet point in the slide deck, I would like to talk for just a moment from my gut about the events leading up to last night’s very exciting announcement. Many of you have heard us talk either on the road or on the conference calls for over the past year about our thought process about leveraging our excess capital. We’ve talked repeatedly about even if we grew organically and we are growing organically very nicely, but even if we grow organically for the next seven years at 15%, we still would find ourselves seven years from now at 7.5% – or 9.5% at TCE. So it was clear to us that we needed to either engage in M&A transactions or return capital to shareholders.

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ViewPoint Financial Group	VPFG	ViewPoint Financial Group and LegacyTexas Group Merger Call	Nov. 26, 2013
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When it comes to M&A, we’ve been pretty clear that we want to be Texas only and we have expressed a strong desire for our own backyard in Dallas/Fort Worth and within our strong desire of our own backyard, we expressed a real strong desire for companies of size between $0.5 billion and roughly $1.5 billion and perhaps limiting and maybe stubbornly, we identified 12 targets within that sphere that were attractive to us.

To say that LegacyTexas was our number one target on that list would be a huge understatement and that’s in all due respect in deference to the other 11 on the list, this was the one for us because they think so strategically like we do about the importance of Dallas/Fort Worth as the place to be that we don’t need to dilute ourselves by being down in Houston at this time or Austin or San Antonio. We’ve got a pretty darn good market right here in our backyard and we still have a ton of opportunity in our backyard and their footprint reflects that philosophy.

Moreover, this was a negotiated transaction and it didn’t happen quickly. Our first meeting with them, Scott and I met with Aaron Shelby and George Fisk, February 15 of this year, and we didn’t talk specifically M&A, we talked strategy and what a great bank looks like. And why we thought, after many of the banks in Texas, particularly in the late 1980s, we lost our banking industry to outsiders of Texas, and we strategically think this is an opportunity to gain back some market share from the big guys.

Let me just turn to a couple of things. If I think about what I want you to take away from today’s meeting, I’d boil it down to four things. Number one, this is a great strategic and philosophical fit. We think alike on almost everything. This does achieve size, scale, density and efficiency in DFW and we get a powerful market share in the affluent and growing Collin County. We’re going to talk about that in a minute. It’s so important to us; we’ve got a slide deck – a slide dedicated to that alone. This leverages our excess capital in a 40% accretive deal, a 40% accretive deal, and post-closing, we’ll still have over 10% tangible common equity, so plenty of dry powder to grow from here, both organically, and if we so choose, through other acquisitions.

And finally, one of the things we’ve talked about for the last 18 months, since the Highlands acquisition, and I guess it’s not quite 18 months; this accelerates our commercial bank transformation. This is a franchise that’s been right down the street from us. In fact, their headquarters is only 6.1 miles from where I sit today. That’s been here for 50 years and they’ve been a commercial banking franchise for all 50 years and a successful one. Fiercely independent until this announcement, fiercely independent until this announcement.

So with that said, let me just prove up some of these points in the slide deck. I’ll go to page 3 and we’re just going to hit some highlights before I open it up for all your questions. Looking at the transaction rationale, sure it does, it advances the transition to a commercial bank, solidifies our number one market share rank in Collin County among independent banks. In fact, if you just look at it, Legacy was ranked number three in Collin County, we were ranked number one and their number three ranking was just by a scant couple of dollars in terms of deposit market share. So we combined the number one and number three franchises in a really important county for us.

It brings us to Fort Worth, which is important. We’ve always thought at ViewPoint, getting to Fort Worth would be important to us and now we’re there. And we bolster our management team and board. Again, we’ve been in this market for 63 years. Legacy has been in this market for 50 years. So we’re not Johnny-come-lately. This is a 110 years combined.

A lot of branch overlap, okay, and some of that will result in consolidations of branches and consolidations in mean cost savings. Tremendous overlapping familiarity with the customer base. We’re really both focused on making loans in our own backyard. I think you – we’ve talked

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ViewPoint Financial Group	VPFG	ViewPoint Financial Group and LegacyTexas Group Merger Call	Nov. 26, 2013
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repeatedly about that. This does leverage our capital. Lots of cost savings, highly accretive, tangible book value dilution, slightly under four years and it’s a very attractive IRR at about just under 20%.

Page 4, transaction overview, you know the consideration that’s been – you’ve seen the slide deck, it’s been in the press release. Importantly, we like the Legacy name so much we’re going to change to it, so at the holding company level we will buy their holding company and change our name and at the bank level, importantly, we are going to merge our bank into Legacy Bank and step into their state charter. We believe the state charter is a cost saving into itself in terms of regulatory cost and we’re excited about that.

Once we close, we’ll change our symbol to LTXB. Joining us on the board will be George Fisk and Greg Wilkinson. George, long-time CPA in this market, ran his own CPA firm, Fisk & Robinson, which was sold to McGladrey, and then George who did the audit work for the Shelby family as well as for Legacy joined them as their CEO.

One thing I can tell you that I’m more pleased about maybe than anything in the transaction is the quality of data management and financial reporting and the stuff I can get every morning at 7:01 that tells me everything about what happened at the bank yesterday. Mr. Fisk has got that down better than anybody I have ever seen. We do need some approvals customary to their shareholders, which number about a hundred, will need to approve this. Both boards have obviously approved it. We’ll wait for regulatory approval. We expect it to close in the second quarter.

Looking at the management team, our management team will be augmented here by Aaron Shelby joining us, as well as by Mays Davenport who will be our combined company CFO.

If I say something about page 5, it’s we are all steeped, everybody in this, in Texas bank experience. Most of us have done something bigger than this combined company in our past and most of us have done something far smaller than this, so we know how to get our hands dirty, and most of us were young bankers, maybe in our late 20s and early 30s, when the crisis of 1987 through 1989 hit Texas banking, and although we were young and probably just running small divisions back in those days, we are still scarred, as a management team, by what happened and we’ll never forget it, and this is our opportunity to again build a great franchise in the Dallas/Fort Worth area.

Overview of Legacy, as I said, 50-year-old bank Sub-S corporation, $1.7 billion in assets, great deposit franchise, 27% non-interest-bearing deposits. You know we have been trying to up that number. We’ve said we had to get to the 20% club. This will get us above the 20% club. Now, we’ll start thinking about how we get to the 30% club. We’ve got the 44 basis points cost of interest-bearing liabilities, but overall their cost of funds is a scant 31 basis points, so lower than ours, certainly will help our margin.

Diversified revenue mix, they are a true commercial bank. They have mortgage, title and insurance, so they generate 20% of their revenue from noninterest income, which is something that we sorely need.

In terms of profitability, pretty darn good. 1.10% on assets, almost 14% return on equity. Looking at the branch footprint, you just kind of – we’ve got the dot in downtown Dallas, and we are just to [ph] V (11:42) out where you want to be from there. This is a very desirable footprint, combined 51 branches.

Market share. So, when we look at market share on page 8, we, in terms of deposit market share for those who are headquartered here, we step up to number three beyond Texas Capital and

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ViewPoint Financial Group	VPFG	ViewPoint Financial Group and LegacyTexas Group Merger Call	Nov. 26, 2013
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Comerica, but ahead of several other notable names and in Collin County, we’re number one amongst the independent banks. But look at this compared to JPMorgan at a 15.5% market share, BofA at 15% and then us at 14.25%. We are right on their heels and Collin County, as we’ll look at on the next page, is a great place to be.

I mean Dallas/Fort Worth is a great place to be. But just look at the population growth on the right of page 9. We got Collin County’s projected to grow at 12.7% a year. Population in Collin County today is probably 850,000 I think is probably the latest number I’ve seen. And growing very rapidly and not only is it growing rapidly, it is a very affluent place. It’s a great place to be. So when I talk about us combining forces in this county, we want to be in Dallas/Fort Worth. But this is truly a great Collin County story.

I won’t go through the financial highlights. I’ve talked about the returns. That pretty well speaks for itself, the 1.10% on assets and 14% on equity. Page 11 speaks to how much this aids us in our commercial bank transformation in terms of diversification of asset classes, diversification of revenue sources and it does lessen the impact, if you will, of our loans held for sale. It brings it down on a combined basis going back to September 30 to about 17% of total assets. C&I gets picked up nicely and that will continue to grow through the combination of what Legacy is doing and what we’re doing on the C&I and oil and gas side.

I’m most pleased with the pie charts about our deposit mix and our deposit funding cost, but the 27% non-interest bearing deposits is really attractive in this transaction and I know deposits aren’t worth that much today, but they will be at some point. Banks are as valuable as their deposit franchise. Transaction multiples, 17 times trailing 12 months, 2.4 times tangible book.

Flip into page 13, we do anticipate large-scale cost saves here both in systems, branch consolidation, people and everything else. We feel comfortable – very comfortable with 35% cost saves. After much due diligence, there’s a 2% loan mark on the Legacy book and we expect it to close. First full-year of accretion, we expect 40%. That will be 2015, will be the first full year. I have already mentioned the earn-back. Internal rate of return’s about 20%.

Post-closing 10.1% TCE and I should note – and this isn’t anywhere but you will see it when the S1 comes out – that includes a LegacyTexas planned shareholder dividend outside of taxes of roughly $6.5 million in January which they had planned in the agreement. We have agreed and accepted their payment of that $6.5 million dividend in January. Just want to make sure everybody’s aware of that. I don’t think we had that listed anywhere. Risk-based capital ratio like 14%, very, very healthy.

So, in conclusion, I’d just go back to say this is really a great philosophical fit. This is what we wanted. It’s in our backyard. It’s in our backyard and they don’t have $200 million or $300 million presence in Austin or a $500 million presence in Houston. We’ve talked at length about why I don’t think that is the right strategy for us. Leverages capital but we still have plenty of capital, and this really accelerates our commercial bank transformation.

So, Jaime, I’ll be glad to open it up for questions now.

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ViewPoint Financial Group	VPFG	ViewPoint Financial Group and LegacyTexas Group Merger Call	Nov. 26, 2013
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QUESTION AND ANSWER SECTION
Operator: At this time, we will begin the question-and-answer session. [Operator Instructions] And our first question comes from Michael Rose from Raymond James. Please go ahead with your question.

<Q – Michael Rose – Raymond James & Associates, Inc.>: Hey, good morning, guys. How are you?

<A – Kevin Hanigan – ViewPoint Financial Group>: Good morning, Michael.

<Q – Michael Rose – Raymond James & Associates, Inc.>: Hey, I just wanted to started out on the branch overlap, it seems like it’s pretty considerable. Do you plan to close any branches and then how should we think about cost saves rolling in? I mean would you expect half in the first year or kind of how does that flow through?

<A – Kevin Hanigan – ViewPoint Financial Group>: Yeah, I’d say half and half, 40/60 maybe. System conversion’s a big part of that. And we’re going to take our time, making sure we’ve got that right. That’s the critical weekend in every M&A transaction. That’s the one that keeps me up on Sunday nights, even though I’ve never had one not work well. A lot of branch overlap. We tend to think of branches like this. To the extent branches are located within a three-mile radius of each other; it gets on a screen to say should we consolidate.

Once you kind of get that three-mile radius down and that is just a function of history and how many deposits stick with you when you consolidate outside – or fail to stick with you when you consolidate outside of a three-mile radius. Once you get that list, you then say, there are natural barriers that would cause you not to consolidate, i.e., a major highway, a bridge, a lake, something like that saying, well, that’s a separation point where traffic doesn’t flow that way.

I would say the minimum we have three branch consolidations could be as many as five under some circumstances, and to the extent we look at some of our former de novos, as part of this a whole branch rationalization, maybe it gets to six or seven, but that’s really getting out there. I will tell you, the ones we’ve thought hardest about are the three we know. They’re literally across the street from each other practically and they’re all relatively big branches and I’ll say publicly, in most cases, we’d consolidating a ViewPoint branch into a Legacy branch just because of the real estate.

<Q – Michael Rose – Raymond James & Associates, Inc.>: Okay. That’s very helpful. And then, they have a decent-sized insurance business and also a mortgage business. Can you talk about how that folds into the combined organization?

<A – Kevin Hanigan – ViewPoint Financial Group>: Sure. Look, I’ve run banks with an insurance business before and I’ve always thought, man, we really ought to get a bunch of cross-sells. I can’t really say to you that it’s ever happened that way. But we’re certainly going to make that try. When it does, it’s exciting, but it doesn’t happen as often as you would like.

As you know, we got out of the mortgage business last July and the way I view the mortgage business or any other business, if it can return adequate returns on a fully-allocated risk base basis. I’m interested in the business, and if it can’t then we’re not interested in the business and that would go for every line of business and every lending line of business, we’re looking for adequate risk-adjusted returns, fully allocated for all expenses and all capital.

<Q – Michael Rose – Raymond James & Associates, Inc.>: Okay, and then just one finally one, if I could. How should we think about your level of dividend going forward? Would you expect to

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ViewPoint Financial Group	VPFG	ViewPoint Financial Group and LegacyTexas Group Merger Call	Nov. 26, 2013
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have a little bit lower payout ratio now that we might have expected without a deal, and how should we think about the excess capital position that you’ll still have post this deal? Thanks.

<A – Kevin Hanigan – ViewPoint Financial Group>: Yeah, so I think about it like this. We did increase our dividend from $0.10 to $0.12. We’re certainly not going to go backwards from $0.12. When we did that that was a signal, if anything, that as a return of capital we might have a higher and higher dividend payout ratio. That’s obviously off the table. We’ve got something announced here and I think our payout ratio might have gotten close to 55% at $0.12. It probably normalizes down to something lower than that. I think, generally speaking, we’ve been a 30% to 40% dividend payout company over time and that’s probably where we’ll remain.

<Q – Michael Rose – Raymond James & Associates, Inc.>: Okay. Thanks for taking my questions.

Operator: Our next question comes from Brady Gailey from KBW. Please go ahead with your question.

<Q – Brady Gailey – Keefe, Bruyette & Woods, Inc.>: Hey, good morning, Kevin.

<A – Kevin Hanigan – ViewPoint Financial Group>: Hi, Brady.

<Q – Brady Gailey – Keefe, Bruyette & Woods, Inc.>: So if I look at my merger model, I’m showing, as of today, a pro forma tangible book value of around $10.60. Do you think that’s the right pro forma tangible book value?

<A – Kevin Hanigan – ViewPoint Financial Group>: You’re right in the neighborhood there. We think this deal – and just to cut to the heart of the matter, it’s about 16% dilutive in our mind and about 40% accretive.

<Q – Brady Gailey – Keefe, Bruyette & Woods, Inc.>: Okay. Will – ViewPoint has been growing pretty nicely. It looks like LegacyTexas is growing as well, maybe not as high as ViewPoint, but how do you think about the forward organic growth opportunities once this thing is combined?

<A – Kevin Hanigan – ViewPoint Financial Group>: Yeah, I don’t know that we continue to put up numbers on the commercial side at 9% linked quarter or 35%, 36% a year, but I do think we’ll be a mid-to-high teens kind of loan growth rate company. Once again, please realize, once our balance sheet stabilizes, remember we’ve been losing consumer mostly in single-family mortgage. Obviously, with the refi boom that’s slowing down and, obviously, ex-loans held for sale. But I think we can be a solid mid-teens grower.

You have to realize we’re taking on a bunch of new lenders here that were really good commercial lenders who have been in this market a really good period of time, many of which, I would say, were on our radar screen to hire at some point. And they’ve been bound by a smaller loan limit than we have here. And although there are no revenue synergies built into our model, I think it would be fair to state that Legacy’s probably sold some participations in some deals for credit concentration or legal lending limit reasons that we can now evaluate, whether we bring those back on the balance sheet. So while there’s no revenue synergies built in here, I think we’ll in fact achieve some.

<Q – Brady Gailey – Keefe, Bruyette & Woods, Inc.>: Okay. And then when you look bigger picture and longer term, you’re now over $5 billion in assets. So you have critical size. You’re in DFW, which is an attractive market. You’re growing nicely. You will soon – with a couple year or two of growth you will have deployed most of your excess capital. I think there are some out there that think that ViewPoint will deploy its capital in the way to year two and potentially think about

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ViewPoint Financial Group	VPFG	ViewPoint Financial Group and LegacyTexas Group Merger Call	Nov. 26, 2013
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partnering with a larger institution, but it sounds like the way you’re talking about his deal, I mean, it might – that you want to put this thing together and have a dominant Texas bank. Would you still be open to possibly look into partner up with somebody in a year or two or do you think that longer term, you really would like to see this institution remain independent?

<A – Kevin Hanigan – ViewPoint Financial Group>: Yeah, and when you say dominant Texas, we want to be a dominant DFW Bank. We want to be the bank of choice for families and businesses in our backyard.

Brady, I think, first of all, we want to execute, execute, execute. We got to get close, we got to get consolidated, we got to get systems convergence done, we got to get back to running the bank. We’re all about running the bank. We’re not serial acquirers. I think though, as we grow, I mean, if you just say we’re a little over $5 billion a day and you’re growing to 15% a year, you start approaching $7.5 billion or $8 billion it’s – you know in a handful of years, right, or less than a handful of years, and we’re keenly aware that there’s a real cost to go in above $10 billion.

So, I think as a company, as a board, you reach an inflection point where you think about do we take this next move and if we’re ever prepared to take the next move, we’ve got a younger level of management here with several of us are getting older, even me at 57. I feel older every morning when I wake up, but between Scott and Mays and Aaron, we’ve got a younger group of management talent that could take this for years to come, but I do think because of the significant cost of going above $10 billion, I think you have to reflect as a company and say, are we prepared for that?

And I would always say, in terms of good governance, if somebody approaches you and tells you they’re willing to pay you, what do you think you’re going to be worth two years or three years out in the future? It is a corporate fiduciary responsibility to consider that and we are good fiduciary governance folks. So talking on both sides of my mouth because I’m just looking at both options and we will evaluate it when we get to $7.5 billion or $8 billion. I think that’s the time to make that evaluation.

<Q – Brady Gailey – Keefe, Bruyette & Woods, Inc.>: Okay. Thanks for the color, Kevin.

Operator: Our next question comes from [ph] Richard Shelf (26:22) who is a private investor. Please go ahead with your question.

<Q>: My question is if – I couldn’t tell from the slides, but my question is what is the price per share that ViewPoint Bank is going to be paying to stockholders of LegacyTexas Group?

<A – Kevin Hanigan – ViewPoint Financial Group>: One-third – about $135. The exchange ratio here was fixed. Our price was fixed at $21 and, I believe, it’s about $135 to the Legacy shareholders. I’m looking at Mays and George here. I focus everyday on our share price, not so much on theirs.

<Q>: Okay.

<A – Kevin Hanigan – ViewPoint Financial Group>: [ph] I bet not. (27:01)

<Q>: Okay.

<A – Kevin Hanigan – ViewPoint Financial Group>: Yeah.

<Q>: Okay. Thank you. That was my question.

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ViewPoint Financial Group	VPFG	ViewPoint Financial Group and LegacyTexas Group Merger Call	Nov. 26, 2013
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<A – Kevin Hanigan – ViewPoint Financial Group>: Great.

Operator: Our next question comes from Brett Rabatin from Sterne, Agee. Please go ahead with your question.

<Q – Brett Rabatin – Sterne, Agee & Leach, Inc.>: Hi, Kevin. Good morning.

<A – Kevin Hanigan – ViewPoint Financial Group>: Hey, Brett.

<Q – Brett Rabatin – Sterne, Agee & Leach, Inc.>: Looks like a really great deal. I guess my question was I wanted to talk a little more about expense savings. I mean you’re sort of thinking about 35% and that certainly is where within the realm of where we normally see expense savings. But given that branch overlap is pretty hefty here, is there a potential that you’re still kind of early in finding expense saves from this deal and there might be some others that might push that number higher or you feel pretty good at 35% as kind of an all-in number that encompasses stuff maybe you think you haven’t uncovered yet?

<A – Kevin Hanigan – ViewPoint Financial Group>: Gee, Brett, I wrote down to myself here you think I’m sandbagging. But, look, we’re very, very comfortable at 35%. I wouldn’t put a number out that we weren’t supremely confident in. As we look out on some of the things we haven’t decided yet, we own our facilities here in Plano with two buildings that we operate in on 15th Street. Legacy’s got its lease coming up in 2015. As I say, they’re roughly six miles away from us. I think we haven’t baked in what we’re going to do with facilities and a few other things as we get out there. The cost saves have got the lower end, if you will, of branch consolidation.

So I think I would just answer that I’m really comfortable with 35%. I think the more we get to know each other, and this has been nine months and two weeks, the more we realize how much we think alike about squeezing the cost savings out of this thing and getting efficiency ratio, we believe, down below 55%.

<Q – Brett Rabatin – Sterne, Agee & Leach, Inc.>: Okay. That’s good color. And then the other question I have was just, this is obviously a deal that you were really looking for. How did you get these guys to pair up with you and give up the fierce independence and merge with you guys as opposed to going it alone, and maybe if you can help frame their decision process or maybe if they can talk about that a little bit?

<A – Kevin Hanigan – ViewPoint Financial Group>: Yeah, I would – first of all, I think what we both did was choose partners. Okay, we both realize size and scale is important. Everybody knows that. Cost saves are important, density’s important, but we think so much alike beyond that in terms of where the bank should be. And why we should be there and where the expense level should be. I don’t think anybody expected and I can promise you, that the Legacy folks were never thinking about selling the business.

And I think we just hit it off strategically and philosophically from the very get-go and it was a slow process. We got to know each other and checked on a whole bunch of things. When you’re fiercely independent and largely family-owned for 50 years, this is a big decision and I think they feel good about it and we feel great about it. I woke up at 2:30 and had to go read the press release again to make sure it happened.

<Q – Brett Rabatin – Sterne, Agee & Leach, Inc.>: Okay, well, certainly understanding your excitement. Thanks for all the color.

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Operator: Our next question comes from Scott Valentin from FBR Capital Markets. Please go ahead with your question.

<Q>: Hey. Good morning, guys. This is [ph] Josh (30:59) in for Scott. Congratulations on the merger. Sounds great. So to what extent do you expect the loan and deposit run-off from the branch closures?

<A – Kevin Hanigan – ViewPoint Financial Group>: Really not much at all. We’re not – I’ll give you one for example. We met with a bunch of our partners down the road here where we have a branch literally and I mean literally across the street from each other. I expect in those kind of situations, virtually none at all. When you get out to the outer limit of that three-mile radius and depending upon traffic patterns and a few other things, you start stretching beyond that. You can lose, call it, 10% of branch deposits by stretching out beyond that limit.

For the most part, you got to remember, this isn’t a couple of de novos that started in 2005 that are getting together. This is – we’ve had some customers here forever and so have they. And as we started doing due diligence on each other and looking at deposit accounts, in many cases, we might have thought we had all of somebody’s business only to find out, some of it was with our friends at Legacy and vice versa, both on the loan and deposit side. So we both have really deep roots in this community. I would be shocked if we have much in the way of deposit outflow even on consolidation.

<Q>: Okay. Great. And then, my second question is how accretive do you see this to be for 2014? We’re currently modeling about 9% or 10%, is that in the ballpark or...?

<A – Kevin Hanigan – ViewPoint Financial Group>: Yeah, I think it all depends on when we close. So I think that would be light in our minds, but it all depends on closing. If we were fortunate enough to get this closed in April, it hits quicker. If it’s June, it’s a little slower. I think best for you to think modeling maybe pick the midpoint of the quarter. It’s a real timing game in terms of regulatory approval. And we’ve talked to all our regulators. The Legacy folks talked to the state and the fed yesterday. We talked to the OCC. So we’ve kept them apprised throughout this process. We think together we’re a really strong franchise with lots of tangible common equity and very benign credit. So, we’re hoping for as quick as possible on the regulatory side, but that’s just a tough one to answer.

<Q>: Okay. That’s fair. And that’s all the questions I have. Thanks a lot, guys.

<A – Kevin Hanigan – ViewPoint Financial Group>: Thank you.

Operator: Our next question comes from Matt Olney from Stephens. Please go ahead with your question.

<Q – Matt Olney – Stephens, Inc.>: Hey, good morning, Kevin.

<A – Kevin Hanigan – ViewPoint Financial Group>: Hey, Matt. It was tough to see you last week.

<Q – Matt Olney – Stephens, Inc.>: Yeah, yeah. Well, regardless, congratulations on the deal I guess to everybody in the room. It’s a good transaction, a great economic value. So, congrats for that. From a lending perspective, Kevin, does this change your thinking at all whether it allows you to focus on different types of loans or perhaps even a little bit larger sweet spot?

<A – Kevin Hanigan – ViewPoint Financial Group>: Might be a little larger sweet spot as we put ourselves together, but that’s a decision that’ll be both risk-based from the management

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perspective and in terms of adjusting allocations within asset classes or internal lending limits, that’s a board-related decision. So to the extent we think that’s appropriate, we would take it to the board and vet it fully.

I think the best thing I can say about any line of business, and I think if you can name a lending line, I’ve run it at some point in my life. Properly structured and properly done and properly priced, they can all be good. None of them are bad. We’re just looking for risk-adjusted returns that we think are acceptable.

<Q – Matt Olney – Stephens, Inc.>: Okay. Thanks, Kevin. The rest of my questions have been answered.

<A – Kevin Hanigan – ViewPoint Financial Group>: Great. Thanks, Matt.

Operator: [Operator Instructions] Our next question comes from Gary Tenner from D.A. Davidson.

<Q – Gary Tenner – D.A. Davidson & Co.>: Thanks. Good morning, guys, and congratulations on the deal.

<A – Kevin Hanigan – ViewPoint Financial Group>: Hey, Gary.

<Q – Gary Tenner – D.A. Davidson & Co.>: Just a couple of questions and, Kevin, I think you may have alluded to this a little bit as you discussed the smaller lending limits at LegacyTexas, but looking at their kind of year-over-year growth on the commercial side, they’ve had much more modest growth on the commercial real estate side. They have had growth on the construction piece, which is something that you guys have not focused on as much. Can you talk about just any sort of differences in terms of how you guys view those varying buckets on the commercial real estate business?

<A – Kevin Hanigan – ViewPoint Financial Group>: Yeah. Construction in and of itself is not bad, okay, whether that be commercial or residential. Properly priced and properly structured, all asset classes can be done profitably. Almost every bank I’ve run has had some form of a construction portfolio so what I would tell you is in due diligence we took a deeper dive into certain portfolios that were less familiar to ViewPoint and maybe familiar to those of us that were taking the dive. So when we talk about the construction portfolio, we did an extremely deep dive and liked what we saw and when I say deep dive on the construction portfolio, it’s probably 90%.

<Q – Gary Tenner – D.A. Davidson & Co.>: Okay, and just to verify your comments on the fee business is notwithstanding your accretion assumptions assume that those businesses, I imagine, are an ongoing part of the business at this point?

<A – Kevin Hanigan – ViewPoint Financial Group>: That is correct.

<Q – Gary Tenner – D.A. Davidson & Co.>: Okay. Great. Thanks, thanks again.

<A – Kevin Hanigan – ViewPoint Financial Group>: Thank you.

Operator: And our final question comes from [ph] David Cunningham (37:02) who is a shareholder. Please go ahead with your question.

<Q>: Good morning and congratulations to all.

<A – Kevin Hanigan – ViewPoint Financial Group>: Thank you.

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<Q>: As a shareholder I’m excited about the ability of ViewPoint to come into Legacy but also as a customer, I’m a little bit anxious in that Legacy was an independent bank that took a lot of time and effort to get to understand the customer base and there’s a little bit of anxiety about what is the new sweet spot for Legacy ViewPoint and where do you see as far as the standard commercial loans and the Legacy and ViewPoint’s focus on that?

<A – Kevin Hanigan – ViewPoint Financial Group>: Sure. I mean sweet spot depends on asset class. So if we’re talking about commercially-oriented middle market C&I lending, sweet spot would go up to $20 million or $25 million. But on average, if you want to know what ViewPoint’s average is, our C&I average loan origination is right at about $4 million and it’s populated with plenty of $0.5 million deals and some $12 million deals.

Commercial real estate, we’ve talked before would go up to $35 million for a customer, not necessarily in a single project. And I would hope to make you feel better in that we share common philosophies about how to handle customers. When I’m not on calls like this and I’m not out on the road at investor conferences, the single favorite thing I do is spend time out in customer offices. So that’s the way of our lending team. We got boots on the street every day and we get to know our customers really well and I think that’s just one of the many things culturally we share in common. At the end of the day, we serve our shareholders by taking care of customers.

<Q>: Terrific. And, you were talking about you’re going to be merging systems. Have you decided on which system you’re going to use, ViewPoint or Legacy?

<A – Kevin Hanigan – ViewPoint Financial Group>: We have not. I would say that we really like Legacy’s system. It’s Jack Henry. I’m very familiar with it. We’re on Fiserv. That is being evaluated. Really can’t say yet. We do have maybe a leaning towards one over the other, but it’s too early to publicly talk about it.

<Q>: Got it. Again, congratulations to you guys.

<A – Kevin Hanigan – ViewPoint Financial Group>: Yeah, thank you much. And thank you all for joining us today.

Kevin J. Hanigan, President, Chief Executive Officer & Director
So unless there’s any other questions, let me just wrap up by again thanking you all for being part of the call. This is a really exciting day for us. This is exactly what we want. This is exactly what we wanted and now it’s up to us to execute and we’re all about execution. Yeah, and I want to thank everybody for being here from the Legacy side. I got a room full. I felt like I had an audience today and lots of nodding heads here. So thank you all and look forward to seeing you soon.

Operator: Ladies and gentlemen, that does conclude today’s conference call. We do thank you for attending. You may now disconnect your telephone lines.

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